UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 February 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony secures cash flow; continues to repay debt

Johannesburg: Tuesday, 23 February 2016. Harmony Gold Mining Company Limited (Harmony and/or the Company) advises that it has entered into foreign exchange hedging contracts in respect of the Rand/US dollar ("$" or "US$") exchange rate for a nominal US dollar value of approximately US$400 million.

"The weakness in and volatility of the rand presented an opportunity to Harmony to establish a very attractive minimum exchange rate on the US dollars we receive when we sell our gold, while leaving our shareholders fully exposed to the upside in the US$ gold price. At the same time this provides more certainty on our margins and cash flows, enabling us to reduce our debt, strengthen our balance sheet and provide us with further confidence that we can fund the Golpu project", said Frank Abbott, financial director of Harmony.

These hedging contracts have been done in the form of zero cost collars* ("collars"). The collars establish a floor or minimum exchange rate for Harmony's future US$ gold sale proceeds, while also establishing a cap or maximum exchange rate at which its future US$ gold sale proceeds could be exchanged into rands.

The hedging contracts are spread over a 12 month period with an average floor price of R15.59/$ and an average cap price of R18.60/$. To date, US$400 million (approximately R6.2 billion) has been hedged. This amounts to approximately one third of Harmony's expected US$ gold sale proceeds over a 12 month period.

Since 31 December 2015, Harmony has repaid a further $20 million on the $250 million revolving credit facility leaving the utilised balance at $180 million.

A zero cost collar comprises a purchased put option and a sold call option, where the premium paid and premium received offset each other.

Ends.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 23, 2016

Harmony Gold Mining Company Limited

By:　/s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director